UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2007

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:

☑  Form 20-F              ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes            ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1.	Media Release dated February 13, 2007.

2.	Management’s discussion and analysis for the quarter and year ended December 31, 2006.

3.	The Company’s unaudited financial statements for the quarter and year ended December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2007	PACIFIC INTERNET LIMITED

	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & Chief Executive Officer

Media Release

This press release should be read in conjunction with the Company’s Management Discussion & Analysis and 6-K financial documents.

The financial statement amounts in this report are in conformity with US GAAP.

For convenience, the Company’s functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.5338 to US$1.00. [Conversion rate as at 31 December 2006 from the Federal Reserve Bank of New York.]

Pacific Internet Reports Record Revenues for Fourth-Quarter

and Full-Year 2006

Corporate business revenue grows 11% in fourth-quarter and 24% in

2006; drives Broadband, Leased Line and IP Services sales

•	Fourth-quarter revenues grew 8% to S$49.2 million (US$32.1 million); full-year revenues up 11% to record high of S$188.8 million (US$123.1 million).

•	Corporate Business segment contributes 76% of full-year revenues; grew 24% full-year and 11% in fourth-quarter.

•

Top revenue contributors - Broadband, Leased Line and IP Services - continued growth in fourth-quarter (1%, 53% and 10% respectively) and for full-year (1%, 34% and 63% respectively). IP Services now contributes 22% of full-year revenues.

•	Operational efficiency drove revenue per employee up 13.8% in fourth-quarter.

SINGAPORE, 13 February 2007 — Pacific Internet Limited (NASDAQ:PCNTF) (“PacNet” or the “Company”), the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific, concluded 2006 with record high revenues for the year ended 31 December 2006, increasing 11% to S$188.8 million (US$123.1 million). This full-year growth of 11% is a significant improvement from the Company’s 0.4% growth from 2004 to 2005. For fourth-quarter 2006, revenues also grew by 8% to reach a new high of S$49.2 million (US$32.0 million) when compared to the same period in 2005.

The three major business contributors – Broadband, Leased Line and IP Services – continued to registered growth in the fourth-quarter of 2006 (by 1%, 53% and 10% respectively) and also for full year 2006 (by 1%, 34% and 63% respectively). The growth was a result of the Company’s focus on providing IP based communications and solutions.

Corporate Business grew revenue by 24% and 11% for full-year and fourth-quarter 2006 respectively. Corporate Business subscriber base also grew 9% to 125,200 customers during the quarter.

“It is clear that we are reaping positive returns from our success in the Corporate Business accounts and IP Services. We saw more small-and-medium businesses or SMBs leveraging technology to regionalize their domestic operations or increase their productivity. This is in line with the findings in our PacNet IP Index on changing usage patterns among SMBs on Internet access and business applications. For 2007, one of our key focus will be to further expand the corporate business in both the domestic and regional markets,” said Mr. Phey Teck-Moh, President and CEO of Pacific Internet Limited.

Summary of Results

Table 1: Selected Financial Data

	Three Months Ended 31 December			Year Ended 31 December
	2006 (US$’000)	2005 (US$’000)	Variance	2006 (US$’000)	2005 (US$’000)	Variance
Revenue:
Access Services:	23,053	22,103	4%	88,373	88,584	0%

- Broadband	14,322	14,152	1%	55,966	55,187	1%
- Leased Line	5,889	3,856	53%	19,172	14,329	34%
- Dial-Up	2,842	4,095	(31)%	13,235	19,068	(31)%

IP Services:	7,013	6,398	10%	26,971	16,535	63%
Travel (Commission) and Others:	1,988	1,147	73%	7,758	5,988	30%
Total Revenues	32,054	29,648	8%	123,102	111,107	11%

Corporate Business Revenue	24,893	22,504	11%	93,274	75,379	24%
Consumer Business Revenue	7,161	7,144	0%	29,828	35,728	(17)%

Cost of Sales	16,616	14,788	12%	62,395	52,330	19%

Operating Expenses	14,630	13,050	12%	57,081	52,108	10%

Net Income	817	2,791	(71)%	3,752	7,053	(47)%

Table 2: Customer Base (In Numbers)

	Corporate Business Base				Corporate Business Total	Consumer Total (Broadband, Dial-Up & IP Services)	Grand Total
Country Operations	Broadband	Leased Lines	Dial-Up	IP Services
Singapore	7,866	590	6,890	897	16,243	88,591	104,834
Australia	11,662	284	208	32,831	44,985	37,139	82,124
Hong Kong	13,001	191	42,611	3,884	59,687	24,209	83,896
Philippines	173	189	207	2,071	2,640	59,975	62,615
Malaysia	2	56	4	25	87	—	87
Thailand	462	522	157	161	1,302	2,520	3,822
India	—	129	—	132	261	67	328

Group’s Customer Base (As at 31 December 2006)

Grand Total	33,166	1,961	50,077	40,001	125,205	212,501	337,706

Group’s Customer Base (As at 31 December 2005)

Grand Total	33,076	1,789	55,611	23,956	114,432	262,284	376,716
Variance	0%	10%	(10)%	67%	9%	(19)%

Notes:

•

Corporate Business subscriber base continues to grow in line with the Group’s focus in this segment. In Q4 2006, Corporate Business subscriber base grew 9% over the same quarter in the previous year. Total subscriber base reduction was primarily due to decline in the Dial-Up segment, which is in line with Consumer market trend.

•	Corporate customers with multi-site access deployment are counted as one single subscriber.

For the fourth-quarter, the Company’s net income was S$1.3 million (US$0.8 million), its 20th consecutive quarter of profitability. Net income for the same quarter in 2005 was S$4.3 million (US$2.8 million).

For the full year 2006, net income was S$5.8 million (US$3.8 million) compared to S$10.8 million (US$7.0 million) in 2005.

Included in the net income are:

In 2006

1.	Professional fees related to the MediaRing Takeover Offer in Q1, Q2 and Q3	S$2.0M or US$1.3M

2.	Stock based compensation cost. For stock based compensation, the cost included incremental charges on adoption of SFAS No. 123R and also cost from the accelerated vested stock options on commencement of the MediaRing Takeover Offer in Q2	S$1.4M or US$0.9M

3.	Cost related to the mandatory compliance of the Sarbanes Oxley Act (SOX Compliance) during the year	S$0.8M or US$0.5M

4.	Cost related to the Extraordinary General Meeting requested by certain shareholders in Q4	S$0.4M or US$0.2M

5.	Cost related to the restructuring of the Singapore operations to enhance customer service in Q1	S$0.3M or US$0.2M

In 2005

1.	Write-backs in Q4 2005 primarily due to reversal of various accruals on expiry of limitation period, and reversal of valuation allowances for deferred tax assets for two of our significant subsidiaries due to improved profit outlook in 2005	S$2.5M or US$1.6M

Business Highlights for Fourth-Quarter 2006

•

Corporate segment driving business growth - The Corporate Business customer base expanded by 9% compared to 2005. Corporate Business revenues grew 11% during the quarter to reach S$38.2 million (US$24.9 million).

•

Increased Corporate sale of high bandwidth access and IP services – The expanding Corporate Business customer base drove higher take-up of Broadband (74% of revenue was from Corporate Business), Leased Line and IP services (94% of revenue was from Corporate Business).

•

IP Services business continues growth - IP Services grew 10% compared to the same period last year. Within this product line, Voice services revenue was top at 41% of IP Services revenues followed by Hosting services (27%), Security services (7%) and Roaming service (5%).

•	Cash position is strong - As at 31 December 2006, the Group held cash and cash equivalents and fixed deposits of S$60.2 million (US$39.3 million).

•

Continuing emphasis on operational efficiency - Operational efficiency continues to improve, as the Company stays focused in improving productivity and efficiency. Operational efficiency drove revenue per employee up by 13.8% to S$53,909 (US$35,147) from S$47,372 (US$30,885).

•

Wireless Broadband in Philippines - Following the launch of its corporate wireless broadband service in Singapore, the Company also initiated a fixed wireless trial service for the corporate segment during the fourth-quarter in the Philippines. This follows the award of a set of wireless trial frequencies by the country’s National Telecommunications Commission (NTC). The Company will provide details of this trial and ongoing efforts in the wireless space across the region progressively.

•

Launch of Voice Service, PacNet Vocal – PacNet marked its entry into the voice carrier market with the launch of PacNet Vocal, a new IP telephony solution targeted at Asia Pacific’s growing SMBs. PacNet Vocal is a quality-assured, enterprise-grade IP-based telephone service that offers a suite of value-added services tailored for a broad range of business customers. The service is now available in India and Singapore, will be launched in other countries.

•

Data Center Services in China - During the quarter, PacNet launched a Data Centre Service in China. It is specifically tailored to serve Hong Kong enterprises with cross-border communications needs across the Chinese mainland, Hong Kong and the Asia Pacific region. The launch of Pacific Internet's Data Centre Service has helped to bridge Internet interoperability between the Southern and Northern parts of China, facilitating data transfer and secure connections within the Chinese mainland and the rest of the world.

•

Partnerships with industry leaders – In line with its strategy to establish partnerships to enhance its services to customers, the Company extended existing partnership with Cisco in Australia, Hong Kong and Singapore to Thailand to offer the country’s first total managed services security solution to corporate customers.

Conference Call and Web Cast

PacNet will host a conference call to discuss the results:

US Eastern Time:	12 February 2007 @ 6.00 p.m.
Singapore Time:	13 February 2007 @ 7.00 a.m.

Dial-in numbers:	US:	(800) 811-8845 (US Toll Free)
	International:	+1-913-981-4905 (International)

Replay telephone nos.:	US:	888-203-1112
	International	+1-719-457-0820

The pass code is 9735414

The call will also be webcast “live” at: www.pacnet.com/investor/

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data and voice services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Investors/Analysts Contact	Media Contact

Mervin Wang	Bernard Ho
Investor Relations	Corporate Communications
Mobile: (65) 9798 6077	Mobile: (65) 9782 3393
mervin.wang@pacific.net.sg	bernard.ho@pacific.net.sg

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995,” some of these may be identified by the use of words such as “seek,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and “might.” The Group has made forward-looking statements with respect to the following, among others:

•	Projected capital expenditures, expansion plans and liquidity;

•	Development and growth of additional revenue sources;

•	Development and maintenance of profitable pricing programs; and

•	Outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this press release are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

Basis of Presentation

The accompanying un-audited consolidated financial information has been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. The Management’s Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

For convenience, the Company’s functional currency, the Singapore dollar, has been translated into the US dollar amounts at the exchange rate of S$1.5338 to US$1.00. [Conversion rate as at 31 December 2006 from the Federal Reserve Bank of New York.]

In the following discussion, Pacific Internet Limited (the “Company”) and its consolidated subsidiaries are collectively referred to as the “Group” or “PacNet”.

Business Overview

Pacific Internet Limited is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. We provide Internet protocol (IP) based data and voice services to businesses and individuals in Asia Pacific. We are one of the most established Internet Service Providers (ISP) in the region, having started in 1991 as TechNet, a research and development computer network for academics’ use at the National University of Singapore.

In 1995, the then Sembawang Group, a diversified Singapore conglomerate, planned the introduction of Internet access in Singapore and the Asian region after noting the significant progress made in the US in this industry. It established a holding entity SembMedia that eventually purchased TechNet and commercialized its services in September 1995 when it launched Pacific Internet Corporation Pte Ltd.

In line with our strategy to expand regionally, we established our presence in Hong Kong in 1996 through an acquisition. We commenced our Philippines operations in 1997 and formally acquired an equity stake in the local partner in 1998. Our Australian operations started with the acquisition of two ISPs in 1999. By 2000, further acquisitions of Australian ISPs brought our presence to six major cities in Australia. Pacific Internet India, a joint venture unit of the Company, was launched in 1999, and operates in major Indian cities today. In 2000, we made another acquisition in Thailand and officially launched Pacific Internet Thailand in the same year. In 2002, we set up our operations in Malaysia. Today, we have direct presence in seven countries namely Singapore, Australia, Hong Kong, India, The Philippines, Thailand and Malaysia.

We launched our initial public offering of shares on 5 February 1999 on NASDAQ, at a price of US$17 per share. On 20 May 1999, the Company and our then major shareholders sold a total of 2,125,000 shares at a price of US$51.4375 per share as a second offering.

Although our range of products and services has grown, for more than a decade, we have been in the same business of helping companies, large and small, and consumers in Asia Pacific leverage the Internet to improve their business and daily life. Our core business is on IP based communications and solutions. Unlike many of our domestic competitors, we are not part of any telecommunications companies (telcos), and as such do not have restriction on our choices to work with best-of-breed solutions partners to provide innovative and cost efficient services to our customers.

Over the years, we have built a network infrastructure that enables the Group to target major Asia Pacific cities, which have high demand and growth potential for these IP based services. Currently, we deliver our services to businesses and consumers through a regional network of more than 30 points of presence (“POP”) in seven markets and have established international carrier relationships that create a reliable global coverage. Our systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

regional network footprint provides the Group with stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

We believe we are a leading regional IP services provider in Asia Pacific that has the capability and experience in providing a one-stop service for multinational corporations (MNCs), small-and-medium businesses (SMBs) and regional network services providers, among other entities with regional Internet communications requirements. We have a strong consistent track record in serving these regional customers, helping them link up their points of presence in multiple countries and sites directly, shielding them from the complexities of managing local telcos.

Industry Background

The Asia-Pacific region is the world’s largest regional Internet market. According to a Frost and Sullivan research, the Internet subscriber compound annual growth rate from 2004 to 2008 in China, Indonesia and India, is expected to be 25.8%, 54.4% and 48.0% respectively.

Driving the Internet growth in the region is broadband. With the continuing growth of broadband in the region, and the convergence of voice, video and data on the Internet Protocol platform, there are opportunities for service providers to offer Internet-based communications solutions to both businesses and individuals. These services include Voice over Internet Protocol (VoIP), web conferencing and Internet storage, among others, and they allow businesses and individuals to leverage the Internet to perform their activities more cost efficiently, securely and reliably.

This growing trend of maximizing usage on access line is key for Internet service providers in the region, especially with intensifying competition. Incumbent telecommunications companies (telcos) who have infrastructure advantage against the Internet Service Providers continue to dominate the market. Market consolidation in the ISP space sees only larger-scale ISPs with economies of scale surviving and constantly innovating ISPs competing more effectively against telcos.

Revenue Sources

We derive revenues from three principal sources:

Access Services – These comprise of dial-up, broadband (DSL and cable modem) and leased line access services.

IP Services – This is formerly known as Value Added Services. We have renamed this business IP Services from the third quarter of 2006 to reflect the growth of this suite of services, which will also include services that are not dependent on our Access offerings. Included in this IP Services suite are: Voice services, Security services, Hosted services, Roaming service and other IP based services.

Travel Commission – We own a travel business branded Safe2Travel, which is one of the largest corporate travel agencies in Singapore. Its core business is business travel management for corporate customers. Safe2Travel provides a range of services including air ticketing, hotel reservation, car rental booking, corporate incentive travel, trade mission travel and other customized travel arrangements.

Miscellaneous Revenues – In addition, we also record miscellaneous revenues, which include network services and system integration revenues.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

We employ a number of pricing structures for our Internet access packages. For dial-up access, we typically employ a two-tiered pricing scheme, with a flat monthly rate for a fixed number of hours, followed by an hourly charge for additional hours. A similar pricing structure is applied to the broadband access packages, except the packages are either denominated in usage hours and/or volume. For both dial-up and broadband access packages, there are also unlimited usage hours and/or volume packages available. We believe that this pricing strategy encourages more efficient use of the Group’s international bandwidth. Our leased line customers are billed using a fixed monthly rate, which does not vary with usage levels. IP Services can be billed both on fixed monthly subscription and on usage basis.

Corporate Goals and Strategic Plan

Tripling of revenues by 2010.

In May 2006, we announced a five-year strategic plan to transform our business into an IP-based Communications and Solutions Provider. Our announced goal is to triple our revenues to S$510 million (US$330 million) by 2010. In 2005, our total revenues were S$170.4 million (US$110 million).

Our growth strategy has three key strategic thrusts: expanding our geographic footprint; exploiting technologies to enhance connectivity solutions; and increasing business revenues from IP-based Services.

•

Expanding our geographic footprint into previously unexplored markets through a combination of acquisitions, joint ventures, partnerships and alliances. The objective is to expand this footprint to leverage our expertise into unexplored markets and to capitalize on the growing communications demands of SMBs expanding their operations across Asia-Pacific. Through this expansion strategy, we intend to grow the size of our corporate customer base across the region over the next five years. Our exploration of mergers and acquisitions and partnership opportunities to increase our geographic footprint and coverage is an ongoing process.

•

Exploiting technologies to enhance connectivity solutions, in particular, wireless broadband. We intend to offer wireless broadband access to our customers wherever commercially viable. Wireless Broadband is an alternative last mile access method, which is one applied technology that will enable the Group to reduce its dependence upon telcos for last mile access. The plan also recognizes that the advent of “disruptive” technologies as the emerging new Worldwide Interoperability for Microwave Access (WiMAX) that are poised to dramatically change the info-communications landscape are well-suited to companies like PacNet, which are not constrained by large investments in legacy telecommunications systems nor tied to integrated telco group structures.

•

Increasing business revenues from IP-based Services (over and above Internet access revenues). We will continue to target IP Services such as Voice over Internet Protocol (VoIP), including hosted VoIP PBX services for the SMBs; managed security (including anti-spam, anti-virus, anti-spyware, network firewall and VPN solutions); and applications and web hosting services as demand for these services are expected to increase.

Our core strengths are a strong brand; broad geographic presence with direct operations in seven markets in the Asia Pacific region; economies of scale on international connectivity; scalable and reproducible business model with network management and billing systems; good penetration and knowledge of the SMB customer needs; cohesive and strong management team; sound financial discipline and control systems; and solid financial resources. This is evidenced by 20 consecutive quarters (including the three months ended 31 December 2006) of positive net income. Building on these strengths, we aim to grow our revenue by expanding our geographic reach and broadening our range of service offerings.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

We are able to differentiate ourselves because:

•	We are a leading regional Internet services provider in the Pan-Asian region capable of providing synergized and consistent service standards across the region

•	We are the only regional Internet services provider with full-fledged domestic operations, facilities, customer base, operating licenses and last-mile access in our countries of presence

•

We are able to provide one-stop services to regional customers. We believe we can do this better than our competitors because of our direct presence in multiple markets, strong international peering with multiple carriers, flexible billing capabilities and full local support abilities

•	We manage a telco-independent regional IP network designed and built with redundancies

Summary of Results

Selected Financial Data:

	Three Months Ended 31 December			Year Ended 31 December
	2006 (US$’000)	2005 (US$’000)	Variance	2006 (US$’000)	2005 (US$’000)	Variance
Revenue:
Access Services:	23,053	22,103	4%	88,373	88,584	0%

- Broadband	14,322	14,152	1%	55,966	55,187	1%
- Leased Line	5,889	3,856	53%	19,172	14,329	34%
- Dial-Up	2,842	4,095	(31)%	13,235	19,068	(31)%

IP Services*:	7,013	6,398	10%	26,971	16,535	63%
Travel (Commission) and Others:	1,988	1,147	73%	7,758	5,988	30%
Total Revenues	32,054	29,648	8%	123,102	111,107	11%

Corporate Business Revenue	24,893	22,504	11%	93,274	75,379	24%
Consumer Business Revenue	7,161	7,144	0%	29,828	35,728	(17)%

Cost of Sales	16,616	14,788	12%	62,395	52,330	19%

Operating Expenses	14,630	13,050	12%	57,081	52,108	10%

Net Income	817	2,791	(71)%	3,752	7,053	(47)%

*	IP Services consists of the following:

IP Services	Three Months Ended 31 December 2006	Year Ended 31 December 2006
	US$’000	US$’000
Voice services	2,890	11,641
Hosting services	1,917	6,475
Security services	466	2,042
Roaming service	357	1,818
Others	1,383	4,995
Total IP Services	7,013	26,971

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

Key Operating Statistics

The following table represents our subscriber base by geographic areas and by product lines:

	Corporate Business Base				Corporate Business Total	Consumer Total (Broadband, Dial-Up & IP Services)	Grand Total
Country Operations	Broadband	Leased Lines	Dial-Up	IP Services
Singapore	7,866	590	6,890	897	16,243	88,591	104,834
Australia	11,662	284	208	32,831	44,985	37,139	82,124
Hong Kong	13,001	191	42,611	3,884	59,687	24,209	83,896
Philippines	173	189	207	2,071	2,640	59,975	62,615
Malaysia	2	56	4	25	87	—	87
Thailand	462	522	157	161	1,302	2,520	3,822
India	—	129	—	132	261	67	328
Group’s Customer Base (As at 31 December 2006)
Grand Total	33,166	1,961	50,077	40,001	125,205	212,501	337,706
Group’s Customer Base (As at 31 December 2005)
Grand Total	33,076	1,789	55,611	23,956	114,432	262,284	376,716
Variance	0%	10%	(10)%	67%	9%	(19)%

Notes:

•

Corporate Business subscriber base continues to grow in line with the Group’s focus in this segment. In Q4 2006, Corporate Business subscriber base grew 9% over the same quarter in the previous year. Total subscriber base reduction was primarily due to decline in the Dial-Up segment, which is in line with Consumer market trend.

•	Corporate customers with multi-site access deployment are counted as one single subscriber.

Key Strategic Initiatives

Wireless Broadband

Following the launch of our wireless broadband service @irPower in Singapore for the corporate segment, we also initiated a fixed wireless trial service for the corporate segment during the fourth quarter in the Philippines. We will provide details of this trial and our efforts in the wireless space across the region progressively.

Voice Service

We marked our entry into the voice carrier market with the launch of PacNet Vocal, a new IP telephony solution targeted at Asia Pacific’s growing SMBs. PacNet Vocal is a quality-assured, enterprise-grade IP-based telephone service that offers a suite of value-added services tailored for a broad range of business customers. We have officially rolled out the service in India and Singapore and have scheduled similar launches in other countries.

Data Center Services in China

During the quarter, we launched a Data Centre Service in China. It is specifically tailored to serve Hong Kong enterprises with cross-border communications needs across the Chinese mainland, Hong Kong and the Asia Pacific region. The launch of our Data Centre Service will help to bridge Internet interoperability between the Southern and Northern parts of China, facilitating data transfer and secure connections within the Chinese mainland and the rest of the world.

Industry Partnership

In line with our strategy to establish partnerships with leading solutions and technology leaders to enhance our services to customers, we extended our existing relationship with Cisco in Australia, Hong Kong and Singapore to Thailand to offer the country’s first total managed services security solution to corporate customers.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

Consolidated Results

Revenue

We ended 2006 with record revenues for the Group of S$188.8 million (US$123.1 million), an 11% or S$18.4 million (US$12.0 million) improvement over 2005. The improvement was primarily driven by our growth in the IP Services and Leased Line revenues in Australia, Singapore, Hong Kong and Thailand.

The 11% improvement from 2005 to 2006 is also significant when compared to the 0.4% growth rate we saw from 2004 to 2005. This significantly increased growth rate is a result of our focused execution of the Company’s strategy.

For the three months ended 31 December 2006, we generated record net revenues for the Group, of S$49.2 million (US$32.1 million). The increase was S$3.7 million (US$2.4 million) or 8% compared to the same period in 2005. The higher revenues were contributed by our continued focus in the higher margin corporate business segment, strong take-up of our IP Services, continued growth in the leased line and broadband access services and increased contribution from travel business.

The Corporate Business segment, which is our key customer segment, grew revenue by 11% from the same quarter last year. This contributed 78% of total revenues, compared to 76% in the fourth quarter of 2005. Corporate customer base grew 9% to 125,205 during the quarter.

Access Services. Our Access Services business remains a dominant revenue segment, contributing 71.9% of total revenues in the quarter ended 31 December 2006. Access Services revenues grew 4% compared to the quarter ended 31 December 2005. With the exception of the Dial-Up segment, which declined 31% during the quarter, Broadband and Leased Line both experienced growth (1% and 53% respectively). Broadband is the largest revenue contributor at 44.7% of total revenues of which 74% are contributed by the Corporate segment. For the full year, Access Services contributed 71.8% of total revenues.

IP Services. Our plan is to accelerate the growth of our IP Services in alignment with our transformation to become a leading IP-based Communications and Solutions Provider in Asia Pacific. The IP Services business continues its growth, growing 10% to reach S$10.8 million (US$7.0 million) from the same quarter in 2005. Its share of the total revenues also increased to 21.9%. The Corporate Business segment contributed 94.3% of the IP Services revenues in the three months ended 31 December 2006 in line with our focus in the Corporate Business.

Voice revenue in Australia was the main contributing factor to overall IP Services growth. Other factors included increasing revenue from cross border connectivity services from Hong Kong to China, and the inclusion of IP services revenues in Thailand.

During the three months ended 31 December 2006, Voice revenue was S$4.4 million or US$2.9 million, contributing 41.2% of total IP Services revenues; Hosted Services was S$2.9 million or US$1.9 million (27.3% of IP Services); Security Services was S$0.7 million or US$0.5 million (6.6% of IP Services) and Roaming services revenues was S$0.5 million or US$0.4 million (5.1% of IP Services).

For the full year, IP Services grew 63.1% and grew its revenue contribution to 21.9% of total revenues.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

Travel Commission. Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

Safe2Travel earned total commission revenue of S$2.3 million (US$1.5 million), representing 5% of its gross ticket sales of S$46.7 million (US$30.4 million) for the quarter.

Although the commission revenue is recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payables to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group’s balance sheet relative to its revenues and cost of sales.

As of 31 December 2006, Safe2Travel’s gross accounts receivables and accounts payables were S$17.6 million (US$11.5 million) and S$7.6 million (US$5.0 million) respectively.

Miscellaneous Revenues. For the quarter, miscellaneous revenues were S$0.7 million (US$0.5 million) compared to S$0.5 million (US$0.3 million) in the same quarter last year. For the full year, miscellaneous revenues were flat at S$3.0 million (US$1.9 million).

Operating Expenses

Cost of Sales. Our cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased lines and monthly charges for the use of telephone lines to the Group’s modem pool.

Cost of sales for the quarter increased 12.4% to S$25.5 million (US$16.6 million) compared to S$22.7 million (US$14.8 million) last year as we provide more higher-bandwidth Internet access services in line with market demand and development. For the full year, cost of sales increased 19.2% to S$95.7 million (US$62.4 million).

Staff Cost. Our staff cost for the quarter decreased marginally to S$13.5 million (US$8.8 million) compared to S$13.6 million (US$8.9 million) in the same period last year. For the full year staff cost increased 5.5% to S$52.9 million (US$34.5 million) as we boosted our regional business and voice business teams, and as we consolidated the Thai operations. The increase was in line with the strengthening of our resources to execute our strategic plan.

Until 31 December 2005, the Group adopted the disclosure-only provisions of SFAS 123 Accounting for Stock-based Compensation and applied Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock-based compensation plans. The Group had elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. Options issued to non-employees had been accounted for as provided under SFAS 123. The fair value of the options granted was estimated using the Black-Scholes option-pricing model.

Starting from 1 January 2006, the Group adopted the SFAS No.123R, which was issued by FASB on 16 December 2004. It requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

As permitted by SFAS No. 123R, the Group has elected to apply the “modified prospective” method for the transition, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123R for all shared-based payments granted after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

Staff cost as a percentage of revenues was 27.4% for this quarter compared to 29.9% for the same quarter last year. For the full year, staff cost as a percentage of revenues was 28.0%.

Headcount (excluding associate operations in India and Thailand) as at the end of 31 December 2006 was 912 employees, which was 5% lower than the same period last year. Revenue per employee for the quarter increased to S$53,909 (US$35,147) from S$47,372 (US$30,885), a 13.8% improvement compared to the corresponding period last year.

Other General and Administrative (G&A) Expenses. G&A expenses consist mainly of traveling expenses, office expenses, professional and consultancy fees. It increased by 46.0% to S$4.9 million (US$3.2 million) from the same quarter last year.

The increase was mainly due to these expense items:

•	Consultancy fees and other expenses related to the Extraordinary General Meeting requested by certain of our shareholders (S$0.4 million or US$0.2 million)

•	Professional fees and other cost related to the mandatory compliance of the Sarbanes Oxley Act (SOX Compliance) (S$0.2 million or US$0.1 million)

•	Consolidation of our Thailand operations (S$0.5 million or US$0.3 million)

For the full year, G&A expenses increased by 34.7% primarily because of consultancy fees and other expenses related to the MediaRing Takeover (S$2.0 million or US$1.3 million) and the resulting stock based compensation cost (S$1.4 million or US$0.9 million), consultancy fees and expenses for the Extraordinary General Meeting requested by our shareholders (S$0.4 million or US$0.2 million); professional fees and other cost related to the mandatory compliance of the Sarbanes Oxley Act (SOX Compliance) (S$0.8 million or US$0.5 million).

Other income/(expenses). This comprises largely of equity in gain/(losses) of unconsolidated affiliates, net gain and loss in foreign exchange, interest income earned and others.

Total other income for the quarter was S$1.0 million (US$0.6 million) compared to S$1.7 million (US$1.1 million) in the same period last year. We recorded a net gain of S$0.3 million (US$0.2 million) from foreign currency due to the strengthening of the Singapore currency (the Company’s functional currency) against other regional currencies. We also recorded a gain of S$0.4 million (US$0.3 million) in interest income during the quarter. These gains were offset by the losses on the disposal of fixed assets (S$0.2 million or US$0.2 million) and lower equity earnings from the associates. For the full year, total other income was S$3.1 million (US$2.0 million), which was flat compared to 2005.

Earnings

For the fourth quarter, net income was S$1.3 million (US$0.8 million) for the quarter compared to S$4.3 million (US$2.8 million) in the same quarter last year.

For full year 2006, net income was S$5.8 million (US$3.8 million) compared to S$10.8 million (US$7.0 million) in 2005.

Included in the net income are:

In 2006

1.	Professional fees related to the MediaRing Takeover Offer in Q1, Q2 and Q3	S$2.0M or US$1.3M

2.	Stock based compensation cost. For stock based	S$1.4M or US$0.9M

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

compensation, the cost included incremental charges on adoption of SFAS No. 123R and also cost from the accelerated vested stock options on commencement of the MediaRing Takeover Offer in Q2

3.	Cost related to the mandatory compliance of the Sarbanes Oxley Act (SOX Compliance) during the year	S$0.8M or US$0.5M

4.	Cost related to the Extraordinary General Meeting requested by certain shareholders in Q4	S$0.4M or US$0.2M

5.	Cost related to the restructuring of the Singapore operations to enhance customer service in Q1	S$0.3M or US$0.2M

In 2005

1.	Write-backs in Q4 2005 primarily due to reversal of various accruals on expiry of limitation period, and reversal of valuation allowances for deferred tax assets for two of our significant subsidiaries due to improved profit outlook in 2005	S$2.5M or US$1.6M

Liquidity and Capital Resources

As at 31 December 2006, we held cash and cash equivalents and fixed deposits of S$60.2 million (US$39.3 million).

Operating and Investing Activities. The Group generated S$9.1 million (US$5.9 million) of cash through operating activities in 2006. This was offset by the outflow of S$10.9 million (US$7.1 million) in investing activities, primarily for the acquisition of fixed assets.

Financing Activities. Cash inflow from financing activities amounted to S$1.3 million (US$0.9 million). We received S$4.1 million (US$2.7 million) during the year from the issuance of common shares upon the exercise of stock options under the Group’s employee stock option plans. This was offset by repayment of bank loan of S$2.4 million (US$1.6 million) during the year.

We anticipate that our cash and cash equivalents on hand and expected positive cash flows from our operations will be adequate to satisfy our working capital and capital expenditure requirements based on the current levels of our operations.

Business Risks

The following are some key business risks facing the Company in the course of our operations. For a full description of the Company’s “Risk Factors”, please refer to the Annual Report filed on Form 20F with the United States Securities Exchange Commission on 30 June 2006.

Our industry is highly competitive. Our current and prospective competitors include many large and established companies that have greater financial, marketing, infrastructure and other resources than we do. Our key competitors in the Internet access business are primarily major telecommunications carriers or affiliates of major telecommunications carriers and ISPs in each of the countries in which we have operations. We are not affiliated with any major telecommunications carrier. However, several of our competitors or their affiliates are often also suppliers of upstream telecommunications services upon which our services are dependent. As such, we may be more vulnerable than our competitors to pricing pressures as well as any anti-competitive measures, which may be undertaken by such suppliers.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

The marketing and pricing decisions of our competitors significantly affect us. Increased competition in the industry has caused significant downward pricing pressure across all market segments. To the extent that potential and existing customers make decisions solely or primarily on price, we may be unable to compete effectively. We may also be forced to reduce prices to stay competitive with our competitors in order to keep existing customers or to attract new customers. If we are forced to reduce our prices, our profit margins will decrease. This may have a materially adverse impact on our financial condition and results of operations.

Any decline in our customer retention levels or our prices may adversely affect our revenues and profitability. Our new customer acquisition costs are substantial relative to the monthly fees we charge to our customers. Accordingly, our long-term success largely depends on our retention of existing customers. While we continue to invest significant resources in our infrastructure and technical and customer support capabilities, it is relatively easy for Internet users to switch to competing providers. Consequently, our investments may not help customer retention. Any significant loss of customers will substantially decrease our revenues and cause our business to suffer.

As a result of competitive pricing pressures in the market for Internet services, we have in the past reduced the prices we charge our Internet customers. We expect that continued price pressures may cause us to reduce prices further in order to remain competitive, and such further price reductions could adversely affect our results of operations unless we can lower our costs commensurately with such price decreases.

We are dependent on third-party suppliers that are important to our business. We rely extensively on regional and local telecommunications carriers as well as other service companies in the countries in which we operate to provide data communications capacity across various mediums. We are subject to potential disruptions in the services provided by these third-party suppliers and may have no means of replacing these services on a timely basis, or at all, in the event of a disruption. Any disruption in the services provided by these third-party suppliers would result in a disruption of our services, which could cause our subscribers to switch to one of our competitors.

We are also dependent on suppliers of various hardware components that we use in providing our services. Although some of these components can be obtained from more than one source, if any supplier fails to supply components and products in a timely manner, and at the quantity and quality levels that we require, we may experience significant difficulty in providing services to our customers. In such instances, our brand name and reputation may be adversely affected.

In addition, our margins are highly sensitive to variations in prices for services and products we obtain from third parties. Our business could be harmed if these third-party suppliers increase the prices they charge us. There can be no assurance that our third-party suppliers will not enter into exclusive arrangements with our competitors or stop selling or leasing their services or products to us, or that they will continue to provide their services on commercially acceptable price terms, any of which could have a material adverse impact on our business and results of operations.

If we fail to keep pace with technological changes and evolving industry standards, our business and operating results may be materially adversely affected. Our present and proposed products and services are designed for Internet users. The Internet industry is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, uncertain levels of demand and frequent new service and product introductions. The Internet industry is also subject to concerns about consistent quality of service, cost effectiveness, high-speed options, integration with existing business applications, security, confidentiality of sensitive data, reliability and ease of use.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

Our future success depends in part on our ability to effectively exploit leading technologies and to continually enhance our in-house technical expertise in order to provide innovative and superior services to our customers. If we are unable to successfully exploit these technologies our ability to introduce new products and services to the market in a timely manner may be compromised, and our competitive position may be weakened. Keeping up with technological advances will be expensive, and it is possible we will lack the necessary resources to do so.

If we are unable to expand, enhance and protect our network infrastructure and security systems, our business could be adversely affected. Our success is highly dependent on our ability to develop, maintain and enhance the long-term reliability of our network. In order to cater to the needs of our customers and retain and grow our customer base, we must continually expand and improve our network infrastructure and associated security systems, which could require substantial financial, operational and management resources. In the event that we are unable to expand and enhance our network infrastructure and security systems on a timely basis to meet our customers’ changing requirements or to meet evolving industry standards, our results of operations and our competitive position may be adversely affected and our ability to grow may be limited.

We must protect our network infrastructure against fires, earthquakes, power losses, telecommunications failures, computer viruses, security breaches, and similar events. The occurrence of a natural disaster or other unanticipated problems at our network operations center may cause interruptions in the services we provide. Because we lease our lines from third-party telecommunications carriers, we are dependent upon these companies for physical repair and maintenance of the leased lines. The failure of our telecommunications providers to provide the data communications capacity we require or to repair or maintain the lines we lease could lead to interruptions in the services we provide. Not all the companies within our Group have comprehensive natural disaster and consequential business interruption insurance. Any damage or failure that causes interruptions in the service we provide could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates may materially and adversely affect our operating results. A significant portion of our revenues is received in Singapore dollars. We also collect a substantial potion of our revenue in Hong Kong dollars, Australian dollars, Philippine pesos, Malaysian ringgit, Thai baht and Indian rupees. Certain of our international transmission capacity charges, and from time to time purchase orders for equipment may be denominated in U.S. dollars. Our revenues and expenses are translated to Singapore dollars as our reporting currency. As a result, any significant fluctuation in these currencies relative to the Singapore dollar could adversely affect the value of our accounts receivable or accounts payable and could have a material adverse effect on our results of operations. We do not use any hedging instruments to protect against fluctuations in foreign currency exchange rates. Our financial position or results of operations may be adversely impacted in the future due to fluctuations in exchange rates or economic turmoil in the markets where we conduct business.

Compliance with changing corporate governance and public disclosure regulations may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations set forth by the U.S. Securities and Exchange Commission (“SEC”) and NASDAQ rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. We expect

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

these efforts to require the continued commitment of significant resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Critical accounting policies and estimates

PacNet’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 became effective for PacNet’s revenue arrangements commencing on or after 15 June 2003. The amount allocable to delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Revenues generated from such fees are deferred and amortized over the estimated average life of a subscriber relationship.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence (“POPs”) is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet’s network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with the telecom companies and the frequency of disputes.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate that an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate that an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Goodwill represents the excess of the purchase price of acquired businesses and companies over the fair value of the net assets acquired. Goodwill is reviewed for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed below. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

Except as mentioned below, the Company is not involved in any material pending legal proceedings. The below update is as of February 8, 2007.

On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the “MOU”) reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement (“Settlement”), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement’s terms on July 14, 2004.

On February 15, 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing.

On August 31, 2005, the Court issued a preliminary order approving the modifications to the Settlement and certifying the settlement classes. The Court also set a deadline of January 15, 2006 for mailing of the class notice, publication of the advertisements in various U.S. newspapers. The class members had until March 24, 2006, to exclude themselves from the settlement and to file objections or comments on the settlement. Those who elected to exclude themselves from the settlement may initiate their own claims against the issuer defendants. Of the approximately 17 million class members, roughly 1,093 sought exclusion from the proposed Settlement and 150 filed objections.

As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters (“Assigned Claims”). To preserve these claims while the proposed Settlement was pending the Court’s final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement, the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers’ respective underwriters alleging the Assigned Claims. One of the Company’s underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

filed a lawsuit to preserve those claims. On February 24, 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. The plaintiffs have appealed the Court’s decision. Because the Assigned Claims were part of the consideration contemplated under the Settlement, it is unclear how the Court’s recent decision will impact the Settlement and the Court’s final approval of it.

On April 24, 2006, the Court held a hearing in connection with a motion for final approval of the proposed Settlement. The Court did not rule on the fairness of the Settlement at the hearing. Despite the preliminary approval of the Settlement, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding and discovery has commenced. The parties are also in the midst of class certification issues. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On October 13, 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants appealed that decision to the United States Court of Appeals for the Second Circuit. On December 5, 2006, the Court of Appeals issued its opinion, reversing Judge Scheindlin's order granting class certification. The Court of Appeals also found that the plaintiffs in those cases cannot satisfy certain elements required for class actions. Plaintiffs have filed a petition for rehearing and rehearing en banc of the Second Circuit's decision. Judge Scheindlin has ordered a stay of all proceedings, including consideration of the proposed settlement, pending a decision from the Court of Appeals regarding Plaintiff's petition. Although the outcome of the Second Circuit’s decision is uncertain, it will likely impact the final approval of the proposed Settlement in its current form.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been subject to discovery obligations that non-focus case issuers have not been subject to. All discovery has now been stayed until the Second Circuit’s ruling on Plaintiffs’ petition for rehearing. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Second Circuit’s ruling concerning its December 5, 2006 opinion will likely impact the proposed Settlement as well as Plaintiffs’ case against the Company. However, the Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the case proceeds or the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. The litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995”, some of

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

these may be identified by the use of words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. The Group has made forward-looking statements with respect to the following, among others:

•	projected capital expenditures, expansion plans and liquidity;

•	development and growth of additional revenue sources;

•	development and maintenance of profitable pricing programs; and

•	outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter and Year Ended 31 December 2006

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this document are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this document.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of December 31, 2006

With Comparative Amounts from December 31, 2005

	31-Dec-05	31-Dec-06	31-Dec-06
	S$’000	S$’000	US$’000
Cash and cash equivalents	58,421	57,786	37,675
Fixed deposit with financial institution	1,151	2,447	1,595
Accounts receivable - net	28,119	38,333	24,992
Other receivables	9,067	7,330	4,779
Inventories	377	503	328

Total current assets	97,135	106,399	69,369

Investments	392	38	25
Fixed assets and website development costs - net	18,040	19,007	12,392
Goodwill and intangible assets - net	36,402	36,671	23,909
Other non-current assets	9,772	4,477	2,919

Total non-current assets	64,606	60,193	39,245

TOTAL ASSETS	161,741	166,592	108,614

Bank borrowings	2,460	20	13
Accounts payable	11,226	16,279	10,614
Other payables	42,184	38,051	24,808
Current portion of capital lease obligations	317	59	38

Total current liabilities	56,187	54,409	35,473

Capital lease obligations, less current portion	297	239	156
Other non-current and deferred liabilities	1,765	2,035	1,327

Total non-current liabilities	2,062	2,274	1,483

Minority interest	1,820	1,141	744

Shareholders’ equity
Ordinary shares	26,824	27,591	17,989
Additional paid-in capital and deferred compensation	97,939	102,645	66,922
Accumulated deficit and other comprehensive income	(23,091)	(21,468)	(13,997)

Total shareholders’ equity	101,672	108,768	70,914

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	161,741	166,592	108,614

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In Singapore Dollars)

	Quarter ended			Year To Date Dec, 31
	Sep 30, 2006	Dec 31, 2005	Dec 31, 2006	2005	2006
	S$’000	S$’000	S$’000	S$’000	S$’000
Revenues
Dial up access	4,885	6,281	4,359	29,247	20,300
Broadband access	21,660	21,707	21,967	84,646	85,840
Leased line access	8,384	5,915	9,033	21,978	29,406
IP services/Value added services	10,739	9,814	10,757	25,361	41,368
Commission revenues	2,004	1,232	2,337	6,122	8,936
Other revenues	928	528	712	3,063	2,963

Total net revenues	48,600	45,477	49,165	170,417	188,813

Cost of sales	25,216	22,682	25,485	80,263	95,701

Gross profit	23,384	22,795	23,680	90,154	93,112

Other operating costs and expenses
Staff costs	13,255	13,607	13,447	50,170	52,911
Sales & marketing	1,335	541	1,775	4,855	5,121
Other general & administrative	5,397	3,373	4,923	15,311	20,622
Depreciation & amortization	2,122	2,169	2,172	8,100	8,240
Allowance for doubtful accounts receivable	109	326	123	1,488	657

Total other operating costs and expenses	22,218	20,016	22,440	79,924	87,551

Operating income	1,166	2,779	1,240	10,230	5,561

Other income (expenses)
Net interest income	475	375	448	1,012	1,751
Net gain (loss) on foreign currency	208	(288)	291	(66)	39
Gain (loss) on disposal of fixed assets	(114)	11	(245)	(53)	(373)
Gain (loss) on settlement of ARO liability	(98)	—	44	—	(54)
Equity in gain of unconsolidated affiliates	281	397	54	669	991
Others	79	1,228	377	1,457	769

Total other income	831	1,723	969	3,019	3,123

Income before income taxes and minority interest	1,997	4,502	2,209	13,249	8,684
Provision for income taxes	(690)	(4)	(972)	(2,083)	(2,775)

	1,307	4,498	1,237	11,166	5,909

Minority interest in gain of consolidated subsidiaries	(116)	(209)	17	(342)	(175)

Income before extraordinary item	1,191	4,289	1,254	10,824	5,734
Cumulative effect adj - net of tax	—	(4)	—	(4)	—
Extraordinary item	—	—	—	—	20

Net income	1,191	4,285	1,254	10,820	5,754

Net income from continuing operations per share - basic	$0.0870	$0.3196	$0.0909	$0.8111	$0.4229

Net income per share - basic	$0.0870	$0.3196	$0.0909	$0.8111	$0.4229

Net income from continuing operations per share - diluted(1)	$0.0841	$0.3191	$0.0881	$0.8083	$0.4090

Net income per share - diluted(1)	$0.0841	$0.3191	$0.0881	$0.8083	$0.4090

Weighted average number of shares outstanding - basic	13,669,629	13,406,065	13,778,864	13,339,896	13,607,184

Weighted average number of shares outstanding - diluted(1)	14,147,653	13,425,525	14,212,389	13,384,706	14,070,055

(1)	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In US Dollars)

	Quarter ended			Year To Date Dec, 31
	Sep 30, 2006	Dec 31, 2005	Dec 31, 2006	2005	2006
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
Dial up access	3,185	4,095	2,842	19,068	13,235
Broadband access	14,122	14,152	14,322	55,187	55,966
Leased line access	5,466	3,856	5,889	14,329	19,172
IP services/Value added services	7,002	6,398	7,013	16,535	26,971
Commission revenues	1,307	803	1,524	3,991	5,826
Other revenues	605	344	464	1,997	1,932

Total net revenues	31,687	29,648	32,054	111,107	123,102

Cost of sales	16,440	14,788	16,616	52,330	62,395

Gross profit	15,247	14,860	15,438	58,777	60,707

Other operating costs and expenses
Staff costs	8,642	8,871	8,767	32,710	34,497
Sales & marketing	870	353	1,157	3,165	3,339
Other general & administrative	3,519	2,199	3,210	9,982	13,445
Depreciation & amortization	1,383	1,414	1,416	5,281	5,372
Allowance for doubtful accounts receivable	71	213	80	970	428

Total other operating costs and expenses	14,485	13,050	14,630	52,108	57,081

Operating income	762	1,810	808	6,669	3,626

Other income (expenses)
Net interest income	310	244	292	660	1,142
Net gain (loss) on foreign currency	136	(188)	190	(43)	25
Loss on disposal of fixed assets	(74)	7	(160)	(35)	(243)
Gain (loss) on settlement of ARO liability	(64)	—	29	—	(35)
Equity in gain of unconsolidated affiliates	183	259	35	436	646
Others	52	801	246	950	501

Total other income	543	1,123	632	1,968	2,036

Income before income taxes and minority interest	1,305	2,933	1,440	8,637	5,662
Provision for income taxes	(450)	(3)	(634)	(1,358)	(1,809)

	855	2,930	806	7,279	3,853
Minority interest in gain of consolidated subsidiaries	(76)	(136)	11	(223)	(114)

Income before extraordinary item	779	2,794	817	7,056	3,739
Cumulative effect adj - net of tax	—	(3)	—	(3)	—
Extraordinary item	—	—	—	—	13

Net income	779	2,791	817	7,053	3,752

Net income from continuing operations per share - basic	$0.0567	$0.2084	$0.0593	$0.5288	$0.2757

Net income per share - basic	$0.0567	$0.2084	$0.0593	$0.5288	$0.2757

Net income from continuing operations per share - diluted(1)	$0.0548	$0.2081	$0.0575	$0.5270	$0.2667

Net income per share - diluted(1)	$0.0548	$0.2081	$0.0575	$0.5270	$0.2667

Weighted average number of shares outstanding - basic	13,669,629	13,406,065	13,778,864	13,339,896	13,607,184

Weighted average number of shares outstanding - diluted(1)	14,147,653	13,425,525	14,212,389	13,384,706	14,070,055

(1)	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.
(2)	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Dec 31, 2006, which was S$1.5338 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Year Ended December 31, 2006

With Comparative Amounts from December 31, 2005

	Year ended Dec 31,
	2005	2006	2006
	S$’000	S$’000	US$’000
OPERATING ACTIVITIES
Net income for the period	10,820	5,754	3,752
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Equity in gain of unconsolidated subsidiaries and affiliated	(669)	(991)	(646)
Depreciation and amortization	8,100	8,240	5,372
Loss on disposal of fixed assets	53	373	243
Gain on disposal of intangible assets	—	(108)	(70)
Loss on settlement of ARO liability	—	54	35
Fixed assets written off	4	14	9
Allowance for doubtful accounts receivable	1,488	345	225
Bad Debts written off	—	312	203
Minority interest	342	175	114
Deferred income tax (benefit) provision	(292)	805	525
Amortization of deferred compensation	(46)	1,384	902
Extraordinary item	—	(20)	(13)
Changes in non-cash working capital items:
Accounts receivable	(4,434)	(9,590)	(6,252)
Prepaid expenses and other assets	(4,123)	2,255	1,470
Inventories	(36)	(112)	(73)
Accounts payable	1,368	4,392	2,863
Other payables / receivables	4,906	(4,152)	(2,707)

Cash provided by operating activities	17,481	9,130	5,952

INVESTING ACTIVITIES
Acquisition of fixed assets	(7,674)	(9,240)	(6,024)
Proceeds from sale of fixed assets	12	56	37
Proceeds from sale of intangible assets	—	210	136
Purchase of intangible assets	(4,240)	—	—
Fixed deposit with maturity more than 90 days	(1,151)	(1,296)	(845)
Additional interest acquired in a subsidiary	(4,063)	(621)	(405)
Sale of quoted investment	—	5	3

Cash used in investing activities	(17,116)	(10,886)	(7,098)

FINANCING ACTIVITIES
Bank repayments	(66)	(2,440)	(1,591)
Capital lease obligations	(502)	(317)	(207)
Proceeds from issuance of ordinary shares	656	4,088	2,665

Cash provided by financing activities	88	1,331	867

Increase/(Decrease) in cash and cash equivalents	453	(425)	(279)

Cash and cash equivalents at beginning of period	57,964	58,421	38,089

Effect of exchange rate changes on cash and cash equivalents	4	(210)	(135)

Cash and cash equivalents at end of period	58,421	57,786	37,675